November 16, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Vallon Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed October 23, 2020

CIK No. 0001824293

Dear Mr. Edwards:

On behalf of Vallon Pharmaceuticals, Inc. (the “Company”), we are writing in response to the letter from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the U.S. Securities and Exchange Commission (the “Commission”), dated November 5, 2020 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1, filed with the Commission on October 23, 2020. Responses to these comments are set forth in this letter and in Amendment No. 1 to the Registration Statement filed by the Company with the Commission on November 16, 2020 (“Amendment No. 1”).

Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our response to such comments immediately thereafter.

Registration Statement on Form S-1

Company Overview, page 1

1. We note your response to prior comment number 1. Please identify and describe the studies and results you intend to rely on for approval using the Section 505(b)(2) pathway, including the identification of the parties that performed the studies. Please also disclose whether the FDA approved the use of the Section 505(b)(2) pathway for ADAIR.

Response:	In response to the Staff’s comment, the Company has revised the disclosure related to the Section 505(b)(2) pathway on pages 1, 76, 78 and 88 of Amendment No. 1.

2. We note your disclosure on page 88 that one patient experienced a serious adverse event in the food effect study. Please describe the serious adverse event and whether it was assessed as drug-related.

Response:	In response to the Staff’s comment, the Company has revised the disclosure related to the serious adverse event on page 88 of Amendment No. 1.

* * * *

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 908-3905 or the Company at (267) 207-3606 with any questions or comments regarding this letter.

cc:	Gary Newberry, U.S. Securities and Exchange Commission

Jeanne Baker, U.S. Securities and Exchange Commission

Mary Beth Breslin, U.S. Securities and Exchange Commission

David Baker, Vallon Pharmaceuticals, Inc.

Jennifer A. Val, Esq., Thompson Hine LLP

Kaoru C. Suzuki, Esq., Thompson Hine LLP